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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d-1(b), (c), AND (d) AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                              (Amendment No. 6)(1)



                                  SAFEWAY INC.
                                (Name of Issuer)



                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)



                                   786514-20-8
                                 (CUSIP Number)


                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


         [ ]     Rule 13d-1(b)
         [ ]     Rule 13d-1(c)
         [X]     Rule 13d-1(d)



--------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.   786514-20-8              13G               PAGE   2   OF   7   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          KKR ASSOCIATES, L.P.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    48,352,750*
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     15,984,889*
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   48,352,750*
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               15,984,889*
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          64,337,639*
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          13.1%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON

          PN
          ---------------------------------------------------------------------



*Share amounts are as of December 31, 1998. Gives effect to a two-for-one stock split effected on February 25, 1998.



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ITEM 1.

(a)     NAME OF ISSUER:

               Safeway Inc.

(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               5918 Stoneridge Mall Road
               Pleasanton, California 94588

ITEM 2.

(a)     NAME OF PERSON FILING:

               KKR Associates, L.P.

(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               9 West 57th Street
               New York, New York 10019

(c)     CITIZENSHIP:

               New York

(d)     TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.01 per share

(e)     CUSIP NUMBER:

               786514-20-8

ITEM 3.        Not applicable

ITEM 4.        OWNERSHIP

(a)     AMOUNT BENEFICIALLY OWNED:

               As of December 31, 1998, KKR Associates, L.P., a New York limited partnership, was the record owner of 48,352,750 shares of common stock of Safeway Inc. KKR Associates, L.P. is the sole general partner of SSI Associates, L.P., a Delaware limited partnership, and KKR Partners II, L.P., a Delaware limited partnership, in which capacity it may be deemed to be the beneficial owner of the shares of Safeway Inc. common stock beneficially owned by SSI




                               Page 3 of 7 pages.
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               Associates, L.P. and KKR Partners II, L.P. As of December 31,
               1998, (1) SSI Associates, L.P. was the record owner of 14,862,296 shares of common stock of Safeway Inc.; and (2) KKR Partners II, L.P. was the record owner of 1,122,593 shares of common stock of Safeway Inc. Henry R. Kravis, George R. Roberts, Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Edward A. Gilhuly, Perry Golkin, Clifton S. Robbins and Scott Stuart are the general partners of KKR Associates, L.P., and Messrs. Kravis and Roberts are also the members of the Executive Committee of KKR Associates, L.P., and in such capacity may be deemed to share beneficial ownership of any shares of common stock of Safeway Inc. that KKR Associates, L.P. may beneficially own or be deemed to beneficially own, but disclaim any such beneficial ownership. All share numbers in this
               Schedule 13G give effect to a two-for-one stock split effected on February 25, 1998.

(b)     PERCENT OF CLASS:

               13.1%

(c)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

        (i)    Sole power to vote or direct the vote:

                      48,352,750

        (ii)   Shared power to vote or to direct the vote:

                      15,984,889

        (iii)  Sole power to dispose or to direct the disposition of:

                      48,352,750

        (iv)   Shared power to dispose or to direct the disposition of:

                      15,984,889

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               See Item 4 above.



                               Page 4 of 7 pages.
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ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10.       CERTIFICATION

               Not applicable.





                               Page 5 of 7 pages.

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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 1999


                                            KKR ASSOCIATES, L.P.




                                             By: /s/ Salvatore Badalamenti
                                                 -----------------------------
                                                 Name:   Salvatore Badalamenti
                                                 Title:  Attorney-in-Fact for
                                                         Henry R. Kravis,
                                                         General Partner




                               Page 6 of 7 pages.
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                                  EXHIBIT INDEX

Exhibit 24  -  Power of Attorney (incorporated by reference to Exhibit 24 to the Statements on Schedule 13G of KKR Associates, L.P. filed on February 17, 1998).





                               Page 7 of 7 pages.